SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Barclays PLC.

2. Name of shareholder having a major interest

Barclays PLC through the following legal entities:

                Barclays Private Bank and Trust Ltd
                Barclays Global Investors, N.A.
                Barclays Bank Trust Company Ltd
                Barclays Capital Securities Ltd
                Barclays Global Investors Australia Ltd
                Barclays Private Bank Ltd
                Barclays Global Investors Japan
                Barclays Nikko Global Investors Ltd
                Barclays Global Fund Advisors
                Barclays Global Investors Ltd
                Barclays Global Investors Japan Trust
                Barclays Life Assurance Co Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholders named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALMIXFTTL-18408-CHASE MANHATTA A/C ALMIXFTT                 169,999 shares
ASUKEXTTL-20947-CHASE MANHATTA A/C ASUKEXTT              13,541,939 shares
BARCLAYS CAPITAL NOMINEES LIMI                              225,032 shares
Barclays Global Investors Japa A/C BTS026IE                   5,719 shares
Barclays Trust Co & Others                                   20,008 shares
BARCLAYS TRUST CO AS EXEC/ADM                                   820 shares
Barclays Trust Co DMC69                                      26,000 shares
Barclays Trust Co EP856                                         461 shares
Barclays Trust Co R69                                        31,747 shares
BLEEQTTTL-17011-CHASE MANHATTA A/C BLEEOTTT                  17,727 shares
BLENTFUKQ-16344-CHASE MANHATTA A/C BLENTFUK                 214,502 shares
BLENTPUKQ-16345-CHASE MANHATTA A/C BLENTPUK                 358,446 shares
BLEQFDUKQ-16331-CHASE MANHATTA A/C BLEOFDUK                 361,125 shares
BLEQPTUEA-16341-CHASE MANHATTA A/C BLEOPTUE                 933,444 shares
BLEQPTUKQ-16341-CHASE MANHATTA A/C BLEOPTUK               1,012,840 shares
BLINTNUKQ-Z1AJ A/C BLINTNUK                                  59,834 shares
BLINTPUKQ-16342-CHASE MANHATTA A/C BLINTPUK                 127,161 shares
BLUKINTTL-16400-CHASE MANHATTA A/C BLUKINTT               9,917,556 shares
CHASE MANHATTAN BANK A/C 527191                           3,366,960 shares
CHASE MANHATTAN BANK A/C 536747                             787,983 shares
CHASE MANHATTAN BANK A/C 552942                             363,949 shares
CHATRKTTL-16376-CHASE MANHATTA A/C CHATRKTT                 558,150 shares
INVESTORS BANK AND TRUST CO. A/C 573039                     129,850 shares
INVESTORS  BANK AND TRUST CO. A/C 595966                    393,043 shares
JPMORGAN CHASE BANK A/C 540186                              211,557 shares
JPMorgan Chase Bank A/C BTGF01IE                             50,015 shares
JPMorgan Chase Bank A/C BTGF05IE                             40,318 shares
JPMorgan Chase Bank A/C BTS015IE                             25,990 shares
JPMorgan Chase Bank A/C BTS031IE                              6,210 shares
JPMorgan Chase Bank A/C BTS036IE                             38,279 shares
Mitsubishi Trust International A/C BNN024IE                   4,166 shares
Mitsubishi Trust International A/C BNN033IE                   6,729 shares
Mitsubishi Trust International A/C BNN046IE                  11,385 shares
NORTHERN TRUST BANK - BGI SEPA A/C 581610                   228,736 shares
NORTHERN TRUST BANK - BGI SEPA A/C 584069                   135,137 shares
State Street A/C BNN032IE                                    10,472 shares
State Street A/C BNX019IE                                    11,329 shares
Sumitomo TB A/C BNN029IE                                      6,216 shares
Sumitomo TB A/C BNN031IE                                      3,612 shares
Sumitomo TB A/C BNN036IE                                      4,770 shares
Swan Nominees Limited                                         2,588 shares
UBS Limited A/C 583996                                       84,289 shares
ZEBAN NOMINEES LIMITED                                        7,488 shares
Total:                                                   33,513,581 shares

5. Number of shares / amount of stock acquired

449,026

6. Percentage of issued class

0.04%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

25 pence Ordinary shares

10. Date of transaction

17 June 2003

11. Date company informed

20 June 2003

12. Total holding following this notification

Barclays Private Bank and Trust Ltd                        2,588 shares
Barclays Global Investors, N.A.                        5,360,097 shares
Barclays Bank Trust Company Ltd                           79,036 shares
Barclays Capital Securities Ltd                          225,032 shares
Barclays Global Investors Australia Ltd                  211,557 shares
Barclays Private Bank Ltd                                  7,488 shares
Barclays Global Investors Japan                           11,329 shares
Barclays Nikko Global Investors Ltd                       47,350 shares
Barclays Global Fund Advisors                            129,850 shares
Barclays Global Investors Ltd                         24,187,644 shares
Barclays Global Investors Japan Trust                    166,531 shares
Barclays Life Assurance Co Ltd                         3,085,079 shares
Total:                                                33,513,581 shares

13. Total percentage holding of issued class following this notification

Barclays Private Bank and Trust Ltd                             0.0002%
Barclays Global Investors, N.A.                                 0.4844%
Barclays Bank Trust Company Ltd                                 0.0071%
Barclays Capital Securities Ltd                                 0.0203%
Barclays Global Investors Australia Ltd                         0.0191%
Barclays Private Bank Ltd                                       0.0007%
Barclays Global Investors Japan                                 0.0010%
Barclays Nikko Global Investors Ltd                             0.0043%
Barclays Global Fund Advisors                                   0.0117%
Barclays Global Investors Ltd                                   2.1858%
Barclays Global Investors Japan Trust                           0.0150%
Barclays Life Assurance Co Ltd                                  0.2788%
Total:                                                          3.0284%


14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah H. Hughes - Telephone: 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat &  Deputy Company Secretary

Date of notification

23 June 2003